Filed Pursuant to Rule 424(b)(2)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
     The attached Current Report on Form 8-K dated November 13, 2008 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is November 14, 2008.

TCO 357,696,342v1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934
Date of Report (Date of earliest event reported): November 13, 2008 (November 12, 2008)
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338

(State or Other	(Commission File Number)	(IRS Employer
Jurisdiction of Incorporation)		Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition
On November 12, 2008, Global Telecom & Technology, Inc. issued a press release relating to, among other things, third quarter 2008 financial results. This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as if set forth in full.
The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits
     (d) Exhibits

Exhibit
Number	Description

99.1	Press Release dated November 12, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 13, 2008

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Chris McKee
Chris McKee
Secretary & General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated November 12, 2008

Exhibit 99.1
Global Telecom & Technology Reports Third Quarter 2008 Results
Revenue Grows 14.7 Percent to $16.9 Million
Adjusted EBITDA Grows 419 Percent to $0.8 Million
MCLEAN, VA., November 12, 2008 - Global Telecom & Technology, Inc. (“GTT”), (OTCBB: GTLT), a leading global Multi-Network Operator, today announced results for the third quarter ended September 30, 2008.
•	Revenue grew to $16.9 million, a 14.7 percent increase compared to $14.7 million in the third quarter of 2007.

•	Gross margin of 29.3 percent declined slightly compared to 30.1 percent in the second quarter of 2008 and 31.1 percent in the third quarter of 2007.

•	As a percentage of revenue, selling, general and administrative (“SG&A”) expenses, excluding non-cash compensation, decreased to 24.5 percent in the third quarter of 2008, compared to 27.7 percent in the second quarter of 2008 and 30.0 percent a year ago.

•	Adjusted Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) increased to $0.8 million, nearly doubling the $0.4 million in the second quarter of 2008 and quadrupling the $0.2 million in the third quarter of 2007.

•	Goodwill and intangible assets were determined to be impaired based on the company’s impairment analysis and a non-cash charge of $41.9 million was recorded in the quarter.
“Our third quarter financial results highlight the strength of our core business,” said Richard D. Calder, Jr., president and chief executive officer. “Despite the difficult economic conditions felt around the world, we achieved 14.7 percent year-over-year revenue growth and effectively doubled our positive Adjusted EBITDA.
“As a Multi-Network Operator, we provide our customers with highly customized, cost-efficient network solutions. GTT’s ability to combine the best network elements from multiple carriers positions us to meet the technical, geographical, and financial requirements of our customers. This flexibility is especially valuable during a slowing economic cycle, where customers require a variety of network options at competitive price points. Indeed, one success of this approach was when a United Nations organization selected GTT to provide a wide area network solution to numerous locations across the Middle East and Europe that was installed in the third quarter.”
Financial Highlights
Financial highlights and historical comparisons for the quarter ended September 30, 2008 include (in millions except per share amounts):

	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
Revenue	$16.9	$17.3	$16.3	$15.5	$14.7
Adjusted EBITDA(a)	$0.8	$0.4	$0.2	$0.2	$0.2
Operating loss	$(41.9)	$(0.4)	$(0.7)	$(0.6)	$(0.6)
Net (loss) income	$(41.6)	$(0.5)	$(0.6)	$1.5	$(0.5)
Net (loss) income per share	$(2.78)	$(0.03)	$(0.04)	$0.11	$(0.04)

(a)	See “Annex A: Non-GAAP Financial Information—Adjusted EBITDA” for more information regarding the computation of Adjusted EBITDA.
Revenue for the third quarter of 2008 was $16.9 million, representing a 14.7 percent increase over the third quarter of 2007 though a slight decline from the $17.3 million in the second quarter of 2008. Compared year-over-year to the third quarter of 2007 and sequentially to the second quarter of 2008, revenues were negatively impacted due to the exchange rate for the U.S. Dollar to the British Pound Sterling, which declined to 1.95 through the third quarter of 2008 from 1.99 through the third quarter of 2007 and from 1.98 through the second quarter of 2008.
Although Revenue was negatively impacted by the strengthening U.S. Dollar, Cost of Revenue and SG&A expenses also declined, yielding only nominal impact on Adjusted EBITDA.
Gross margin of 29.3 percent declined slightly compared to 30.1 percent in the second quarter of 2008 and 31.1 percent in the third quarter of 2007. SG&A expenses, excluding non-cash compensation, of $4.1 million, or 24.5 percent of revenue, declined in both absolute dollars and as a percentage of revenue compared to both the second quarter of 2008 and the third quarter of 2007.
“We are pleased with the continued growth in our Adjusted EBITDA which increased to $0.8 million in the quarter, $1.4 million year-to-date, and $1.6 million for the trailing-twelve-month period,” stated Mr. Calder. “The results for the quarter show we are on both the solid growth and profitability paths we set out for our company.”

Conference Call Information
GTT will discuss its results on its quarterly conference call scheduled for Thursday, November 13, 2008, at 8:30 a.m. Eastern Time (5:30 a.m. PT). To hear the conference call live, interested parties may dial 1.800.768.6544 or +1.785.830.7990 and enter passcode 4399084. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 4399084. In addition, a replay of the webcast will be available on GTT’s website at www.gt-t.net.
About GTT
As a Multi-Network Operator, GTT combines multiple networks and technologies to design unique network solutions for its customers. By integrating components of multiple carrier networks, GTT can create the “best network” in a way that no single carrier can. GTT has taken the Multi-Network Operator strategy to a new level, through a combination of powerful network design tools, a global service footprint, a deep and broad set of strategic supplier relationships, and above all, an expert team committed to delivering outstanding end-to-end customer service.
Headquartered just outside Washington, D.C. in McLean, Virginia and with offices in London, Paris, and Dusseldorf, GTT has over 150 carrier partnerships and access to over 100,000 network Points of Presence around the world. GTT provides a global service footprint that supports more than 300 businesses in more than 70 countries, worldwide. For more information visit the GTT website: www.gt-t.net
Forward-Looking Statements
Some of the statements made by GTT in this press release, including without limitation statements regarding GTT’s anticipated future growth, financial performance and transactional activity, are forward-looking in nature. GTT intends that any forward-looking statements, as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be covered by the safe harbor provisions for such statements contained in Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “may,” “will,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “predicts,” “potential,” “continues” and similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause GTT’s actual future results to differ materially from those projected or contemplated in the forward-looking statements. GTT believes that these risks include, but are not limited to: GTT’s ability to develop and market new products and services that meet customer demands and generate acceptable margins; GTT’s ability to execute with respect to growth plans and/or acquisition strategies; GTT’s reliance on several large customers; the complexities of carrying on business on an international basis; GTT’s ability to negotiate and enter into acceptable contract terms with its suppliers; GTT’s ability to attract and retain qualified management and other personnel; continued development of GTT’s information technology platforms; failure of the third-party communications networks on which GTT depends; and competition and other risks associated with the communications sector in general and the multi-network operator sector in particular. Additional information concerning these and other important factors can be found under the heading “Risk Factors” in GTT’s annual and quarterly reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K filed in March 2008. Statements in this release should be evaluated in light of these important factors.

GTT Media Contact:	GTT Investor Contact:
JD Darby	Mike Bauer
+1.703.442.5530	+1.703.442.5503
jd.darby@gt-t.net	mike.bauer@gt-t.net

Global Telecom & Technology, Inc.
Condensed Consolidated Balance Sheets
In thousands, except share and per share amounts

	September 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,151	$3,333
Accounts receivable, net	8,404	6,236
Deferred contract costs	1,073	1,665
Prepaid expenses and other current assets	763	494

Total current assets	11,391	11,728

Property and equipment, net	1,252	841
Intangible assets, net	4,385	8,801
Other assets	879	798
Goodwill	22,000	60,920

Total assets	$39,907	$83,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,844	$10,004
Borrowings under line of credit	600	—
Accrued expenses and other current liabilities	5,707	6,110
Deferred revenue	3,852	3,205

Total current liabilities	18,003	19,319

Long-term debt	8,796	8,796
Deferred revenue and other long-term liabilities	876	312
Deferred tax liability, net	536	1,227

Total liabilities	28,211	29,654

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 14,961,707 and 14,479,678 shares issued and outstanding	1	1
Additional paid-in capital	57,484	56,771
Accumulated deficit	(46,311)	(3,579)
Accumulated other comprehensive income	522	241

Total stockholders’ equity	11,696	53,434

Total liabilities and stockholders’ equity	$39,907	$83,088

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Operations
In thousands, except share and per share amounts
(Unaudited)

	Three Months Ended
	September 30, 2008	September 30, 2007
Revenue	$16,882	$14,718

Operating expenses:
Cost of revenue	11,937	10,142
Selling, general and administrative expense	4,510	4,490
Employee termination cost and non-recurring items	—	—
Impairment of goodwill and intangible assets	41,854	—
Depreciation and amortization	435	727

Total operating expenses	58,736	15,359

Operating loss	(41,854)	(641)

Other income (expense):
Interest expense, net	(203)	(204)
Other income (expense), net	—	3

Total other income (expense)	(203)	(201)

Loss before income taxes	(42,057)	(842)

Benefit from income taxes	(433)	(323)

Net loss	$(41,624)	$(519)

Net loss per share — basic and diluted	$(2.78)	$(0.04)

Weighted average shares — basic and diluted	14,959,715	11,935,736

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Operations
In thousands, except share and per share amounts
(Unaudited)

	Nine Months Ended
	September 30, 2008	September 30, 2007
Revenue	$50,441	$42,115

Operating expenses:
Cost of revenue	35,571	29,179
Selling, general and administrative expense	14,223	13,720
Employee termination cost and non-recurring items	—	3,155
Impairment of goodwill and intangible assets	41,854	—
Depreciation and amortization	1,812	2,057

Total operating expenses	93,460	48,111

Operating loss	(43,019)	(5,996)

Other income (expense):
Interest expense, net	(602)	(486)
Other income (expense), net	1	13

Total other income (expense)	(601)	(473)

Loss before income taxes	(43,620)	(6,469)

Benefit from income taxes	(888)	(718)

Net loss	$(42,732)	$(5,751)

Net loss per share — basic and diluted	$(2.88)	$(0.48)

Weighted average shares — basic and diluted	14,835,224	11,908,079

ANNEX A: Non-GAAP Financial Information
Adjusted EBITDA
Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT’s performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.
In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT’s presentation of Adjusted EBITDA should not be construed as an inference that GTT’s future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT’s financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.
The following is a reconciliation of Adjusted EBITDA to operating loss (in thousands):

	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
Operating loss	$(41,854)	$(429)	$(736)	$(601)	$(641)

Depreciation and amortization	435	690	687	679	727

Impairment of goodwill and intangible assets	41,854	—	—	—	—

Non-cash compensation	380	163	199	157	71

Adjusted EBITDA	$815	$424	$150	$235	$157
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